UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Entercom Incorporated 51-0394052

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 391,429

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 391,429

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,429

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.14%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Entercom Radio, LLC 23-3017800

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 391,429

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 391,429

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,429

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.14%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Entercom Communications Corp. 23-1701044

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 391,429

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 391,429

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,429

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.14%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph M. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 391,429

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 391,429

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,429

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.14%

12.	Type of Reporting Person (See Instructions) IN

PRELIMINARY NOTE: This Schedule 13G/A is being filed on behalf of: Entercom Incorporated, a Delaware corporation, Entercom Radio, LLC, a Delaware limited liability company, Entercom Communications Corp., a Pennsylvania corporation, and Joseph M. Field, an individual (collectively, the “Reporting Persons”).  The Reporting Persons originally filed a Schedule 13D regarding ownership of the subject shares of Beasley Broadcast Group, Inc. on August 30, 2002.  The Reporting Persons subsequently filed a Schedule 13G on May 24, 2005, which, in accordance with SEC Release No. 34-39538, was deemed to amend the previously filed Schedule 13D.

Item 1.	Issuer Information
	(a)	Name of Issuer: Beasley Broadcast Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: Beasley Broadcast Group, Inc. 3033 Riviera Drive, Suite 200 Naples, Florida 34103.

Item 2.
	(a)	Name of Person Filing: Entercom Incorporated Entercom Radio, LLC Entercom Communications Corp. Joseph M. Field

	(b)	Address of Principal Business Office or, if none, Residence: The Reporting Persons each have their principal place of business at: 401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004

	(c)	Citizenship: Entercom Incorporated Delaware Entercom Radio, LLC Delaware Entercom Communications Corp. Pennsylvania Joseph M. Field United States of America

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 074014101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)

Amount beneficially owned:

As of December 31, 2005, Entercom Incorporated owns 391,429 shares of Class A Common Stock of Beasley Broadcast Group, Inc. Entercom Incorporated is a wholly owned subsidiary of Entercom Radio, LLC. Entercom Radio, LLC is a wholly owned subsidiary of Entercom Communications Corp. Joseph M. Field is Chairman of Entercom Communications Corp. and controls approximately 62.95% of the aggregate voting power of all classes of common stock of Entercom Communications Corp. By virtue of the foregoing relationships, each of the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the subject shares of Common Stock of Beasley Broadcast Group, Inc.

		Entercom Incorporated	391,429 shares
		Entercom Radio, LLC	391,429 shares
		Entercom Communications Corp.	391,429 shares
		Joseph M. Field	391,429 shares

	(b)	Percent of class:
		Entercom Incorporated	5.14%
		Entercom Radio, LLC	5.14%
		Entercom Communications Corp.	5.14%
		Joseph M. Field	5.14%

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote:
			Entercom Incorporated	0 shares
			Entercom Radio, LLC	0 shares
			Entercom Communications Corp.	0 shares
			Joseph M. Field	0 shares
		(ii)	Shared power to vote or to direct the vote:
			Entercom Incorporated	391,429 shares
			Entercom Radio, LLC	391,429 shares
			Entercom Communications Corp.	391,429 shares
			Joseph M. Field	391,429 shares
		(iii)	Sole power to dispose or to direct the disposition of:
			Entercom Incorporated	0 shares
			Entercom Radio, LLC	0 shares
			Entercom Communications Corp.	0 shares
			Joseph M. Field	0 shares
		(iv)	Shared power to dispose or to direct the disposition of:
			Entercom Incorporated	391,429 shares
			Entercom Radio, LLC	391,429 shares
			Entercom Communications Corp.	391,429 shares
			Joseph M. Field	391,429 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule as a “group” pursuant to Rules 13d-1(k)(1) and 13d-1(c) of the Securities Exchange Act of 1934.  Attached is an exhibit (Exhibit 99.1) listing the members of the group.  The reporting persons are not, however, part of a “group” as defined in Rule 13d-1(b)(ii)(J).

Attached is an exhibit (Exhibit 99.2) containing the Joint Filing Agreement among the Reporting Persons.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Entercom Incorporated

By:	/s/ Stephen F. Fisher
Name:	Stephen F. Fisher
Title:	Vice President
Date:	February 8, 2006

Entercom Radio, LLC

By:	/s/ Stephen F. Fisher
Name:	Stephen F. Fisher
Title:	Executive Vice President
Date:	February 8, 2006

Entercom Communications Corp.

By:	/s/ Stephen F. Fisher
Name:	Stephen F. Fisher
Title:	Executive Vice President
Date:	February 8, 2006

Joseph M. Field

/s/ Joseph M. Field
Date:	February 8, 2006